December 29, 2009
VIA EDGAR
Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Overture Acquisition Corp. Registration Statement on Form S-4 Filed December 10, 2009 File No. 333-163620
Dear Mr. Riedler:
             On behalf of Overture Acquisition Corp. (“Overture”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated December 24, 2009 concerning our Registration Statement on Form S-4 (the “Registration Statement”) previously filed on December 10, 2009. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes from the Registration Statement submitted on December 10, 2009. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1. Clean and marked copies of this filing are being sent via hand delivery to Scot Foley.
             For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
Form S-4
General
1.	Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. For example, we have a number of comments to your prospectus summary and forepart of the registration statement that apply equally to disclosure that appears elsewhere in the body of your prospectus, such as your discussion of risk factors and various securityholder proposals.
We have made related changes to all affected disclosure where comments on one section or document apply to other disclosure, as requested.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
We acknowledge the Staff’s comments and advise that we have made changes throughout the document in accordance with the Staff’s comments.
3.	In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.
We respectfully submit the revised proxy statement/prospectus reflects responses in necessary detail to each portion of each comment. We have provided the Staff with precisely marked versions of the amended disclosure and each document or exhibit that has changed in response to the Staff’s comments. We have also included explicit references to the precise pages of the amendment where changes appear in response to each comment as requested.
4.	Because the additional detail that appears in the paper versions you provide will expedite our review if it is also available to us electronically, please submit via EDGAR as .pdf files the precisely marked electronic versions of all changed documents.
We have submitted via EDGAR precisely marked .pdf versions of all changed documents, as requested.
5.	Please provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary to consummate the transaction, including the date and time by which you believe the Form S-4 would need to be declared effective, the latest date on which all holders of shares and warrants, including beneficial holders, as applicable, would be in receipt of the proxy statement/prospectus and the number of business and calendar days such holders will have to review the materials prior to casting their votes, or delivering their notices of election to convert their shares or exchange their warrants, as applicable. In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and shareholders is sufficient in order for them to make a reasonably informed investment decision.
The Company currently anticipates holding its Extraordinary General Meeting of Shareholders and Special Meeting of Warrantholders on January 27, 2010. This would allow the Company two days to adjourn the meetings, if necessary. Assuming the Staff clears comments on the Form S-4 by 5:30 on January 8, 2010 and the record date for the Extraordinary General Meeting of Shareholders and Special Meeting of Warrantholders is set on January 7, 2010, it is anticipated that copies of the definitive proxy statement/prospectus would be printed by 5:30 a.m. on January 12, 2010. Copies of the documents would then be delivered to American Stock Transfer & Trust Company and Broadridge Financial Solutions at 8:00 a.m. on January 15, 2010. Each of American and Broadridge would then deliver the proxy statements directly to their respective holders (American would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers)) the same day they receive them. Therefore, holders would begin receiving the proxy statement by January 15, 2010. The Company is hopeful to address all of the Staff’s comments by January 8, 2010 in order to print the proxy statement and mail such document to the Company’s stockholders and warrantholders by January 15, 2010, thereby providing holders with ten days to review the materials distributed. Additionally, once the Staff has informed the Company that it has no further comments on the proxy statement, the Company intends to file a Current Report on Form 8-K and issue a press release alerting the holders to the availability of the Form S-4 for review online at the SEC’s web site. Because January 18, 2009 is a holiday and the ten day Cayman Island notice requirement, there is little flexibility in this schedule. Accordingly, the Company believes such timing would provide stockholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals.
6.	In your response, also set forth the applicable requirements under Cayman Island and United States federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with various regulatory authorities, the normal processing time for such filings and the receipt of any necessary approvals.
Pursuant to the Company’s Amended and Restated Articles of Association (“Articles”), notice of the Extraordinary General Meeting of Shareholders and Special Meeting of Warrantholders must be sent to the appropriate securityholders at least ten days prior to prior to the date of the meetings. Accordingly, if notice is sent on January 15, 2010, the Company will satisfy this requirement. Neither Cayman Islands law nor the federal securities laws require any greater notice of the meetings.
Even if the meetings were adjourned to January 29, 2010, assuming approval of the proposals at the Extraordinary General Meeting of Shareholders and Special Meeting of Warrantholders, as the case may be, the parties would file the amendment to the Articles with the Cayman Islands Registrar of Companies following the special meetings and on or prior to January 30, 2010, the date the Company is required to dissolve and liquidate if it has not completed the business combination by such date. The Company also expects to receive by that date the regulatory approvals required by Texas Insurance Department and the Bermuda Monetary Authority and to complete the necessary filings with the Cayman Islands and Bermuda authorities.

On December 24 and December 28, 2009, the Company and JNF filed with the Department of Justice and the Federal Trade Commission the necessary filings pursuant to the Hart-Scott-Rodino Act. We have requested early termination of the review period. However, if such early termination is not granted, the 30 days in which the government may review the transaction expires on January 27, 2009. It has been our experience that the Department of Justice and the Federal Trade Commission have not made requests for additional information with respect to transactions similar to the proposed transaction and that they have provided their consent to such transactions in less than 30 days.
7.	We note that in its IPO prospectus, the Company identified general criteria and guidelines that it would apply in evaluating acquisition opportunities. Notwithstanding the Company’s prospectus disclosure that it could decide to enter into business combinations with targets that did not meet the stated criteria, the prospectus clearly indicated that the Company would effect a transaction with an operating company. Moreover, the Company’s Amended and Stated Memorandum and Articles of Association define “Business Combination” to mean a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination by the Company with one or more “operating” businesses. Please advise us how the proposed transaction with JNL Bermuda, which has not yet entered into the Reinsurance Option and Contribution Agreement with Jefferson National Life Insurance Company (JNL), nor will it ever exercise its option under the agreement to actually reinsure Jefferson Life’s block of annuities, satisfies the acquisition criteria set forth in the Company’s IPO prospectus and its Amended and Stated Memorandum and Articles of Association. In this regard, please tell us whether JNL Bermuda has obtained or will obtain, if at all, the necessary licenses to operate as a reinsurer in Bermuda.
We respectfully advise the Staff that the Company believes that the proposed transaction with JNL Bermuda satisfies the acquisition criteria set forth in its Articles to effect a transaction with an operating entity. While JNL Bermuda is a newly-formed entity, its business will be a continuation of a portion of JNL’s current operating business and, in fact, as part of JNL’s overall enterprise management strategy for the operating business associated with the Block, JNL plans to utilize the favorable reinsurance climate of Bermuda where so many reinsurance companies are headquartered. As noted in the proxy statement, JNL Bermuda and JNL will enter into the Reinsurance Option and Contribution Agreement, pursuant to which JNL will contribute certain employees, other assets including a portfolio of securities worth approximately $98,500,000 (subject to adjustment), and an option to enter into a Quota Share Reinsurance Agreement with JNL. On the closing date, Overture Re and JNL Bermuda will amalgamate and Overture Re will assume all properties, rights, privileges and powers of JNL Bermuda.
The Block that is subject to the Reinsurance Option and Contribution Agreement is an operating business by itself. Until the acquisition it is an operating business that is being operated as a part of JNL. JNL is awaiting approval from the Texas Department of Insurance before having JNL Bermuda enter into the Reinsurance Option and Contribution Agreement. JNL hopes to receive that approval by mid January, 2010, but in any event expects to have received such approval prior to closing, and has already received one of the three approvals it needs from the Texas Department of Insurance for the entire Transaction.
Assuming all such approvals are received (the Company hopes to receive by mid January, 2010, but in any event expects to have prior to closing), and assuming Overture Re is licensed in Bermuda as a reinsurer (anticipated to occur on the Closing Date), then at the time of the acquisition — the Closing Date — the Company will be acquiring an operating business through its subsidiary Overture Re — which will have the authority to conduct the business of reinsurance as to the Block and future reinsurance business as Overture Re may determine to undertake.
This operating business is not dissimilar to other SPAC acquisitions that have been successfully completed, such as the acquisition of rights to build ships for Star Maritime Acquisition Corp. and REITs such as NRDC Acquisition Corp., both of which have gone through SEC review.
8.	We note that throughout the document you describe the requirement that the Company must acquire an operating business having a fair market value of at least 80% of the “net assets” held in the Company’s trust account (exclusive of deferred underwriting compensation and plus interest). Yet, in the IPO prospectus, you characterized this requirement as 80% of the “balance” in the trust account. We note that the Company’s Amended and Stated Memorandum and Articles of Association also use this latter wording. Please advise us of the significance, if any, of this wording change.
We respectfully advise the Staff that we have revised the language throughout the proxy statement/prospectus in accordance with the Staff’s comment to be consistent with the IPO prospectus to describe the requirement that the Company must acquire an operating business having a fair market value of at least 80% of the balance in the trust account.
9.	We note that you are registering the offer and sale of 19,380,000 Ordinary Shares and an equal number of Warrants to purchase Ordinary Shares. Please clarify the reason for the registration of these securities, as the consideration being paid for the acquisition of JNL Bermuda consists of $120 million in cash and no securities. If the reason relates to the proposed amendment of the Warrant Agreement, please confirm this and provide your legal analysis why registration was necessary.
We respectfully advise the Staff that we have registered the offer and sale of the Ordinary Shares and the Warrants based on comments the Company’s counsel has received from the Staff in connection with similar proposed business combinations involving special purpose acquisition companies, such as United Refining Energy Corp., pursuant to which the Staff advised that registration is required under the Securities Act of 1933, as amended.
10.	We note your disclosure that the Company’s Founders, JNL, JNL’s directors and officers and their respective affiliates may negotiate agreements to provide for the purchase of Public Shares from certain holders who indicate their intention to vote against the Transaction and seek redemption or otherwise wish to sell their Public Shares. These agreements may also include agreements to provide such holders of Public Shares with incentives to vote in favor of the Transaction. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, in relation to such purchases of Public Shares. Please note that we will refer your response to the Division of Corporation Finance’s Office of Mergers and Acquisitions.
Rule 13e-4(a)(2) defines an “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.” We respectfully submit that, as a general matter, it is contemplated that the purchases would be isolated, privately negotiated transactions with one or a discrete group of shareholders who have elected to exercise their redemption rights. The purchases are not intended to be and, the Company submits, would not constitute the types of activities governed by the tender offer rules, namely, broad public offers, or invitations for offers, to purchase securities from all of the Company’s shareholders.
             Further, as a matter of legal analysis, we do not believe that the purchases would constitute a tender offer. Although “tender offer” is not specifically defined either by statute or regulation, courts have generally applied the similar tests in defining what a tender offer is. A widely adopted test for whether a tender offer exists was set forth in the case of Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff’d. 682 F.2d 355 (2d Cir. 1982). Under the Wellman test, the existence of a tender offer is determined by examining the following factors, which we examine under the present circumstances known to us:
                  (a) Active and widespread solicitation of public shareholders for the shares of an issuer. The Company’s Founders, JNL, JNL’s directors and officers and their respective affiliates do not intend to engage in any type of active or widespread solicitation of public stockholders for the Company’s shares. Instead, purchases would be made in private transactions in specific individual instances with sophisticated investors, if at all.
                  (b) Solicitation made for a substantial percentage of the issuer’s stock. It is possible that purchases could rise to a percentage that would be substantial enough to be considered the type of purchases contemplated by this element. However, as there is no set amount of purchases that will definitely be made, it is possible that a smaller percentage of shares would be purchased.
                  (c) Offer to purchase made at a premium over the prevailing market price. As disclosed in the Form S-4, the purchasers may provide holders of the Public Shares with incentives to vote in favor of proposed transaction. Accordingly, it is possible that the purchases could be made at a premium to the then fair market value of the shares. However, no arrangements have been entered into in this regard and it is not certain that it will be necessary to provide any such incentives.

                  (d) Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances. Therefore the terms will be negotiable based on each specific transaction.
                  (e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.
                  (f) Offer open only a limited period of time. While the purchases by necessity occur in a limited time frame (prior to the Extraordinary General Meeting of Shareholders) this does not mean that the purchasers would be making an offer that is only open for a limited period of time (i.e., requiring a forced decision by the seller). In fact, the purchases would occur after the seller (having had access to the Company’s preliminary proxy materials) has made its investment decision to redeem their shares.
                  (g) Offeree subjected to pressure to sell his stock. As indicated above, since the purchases could occur over several weeks, there is not the type of pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against. Furthermore, unlike a regular non-blank check company, since a shareholder will always have the right to vote no against the proposed business combination and seek redemption of its Public Shares, there is absolutely no pressure for such stockholder to sell his shares. Furthermore, in the SPAC context, the sellers have all of the negotiating leverage and the pressure would be on the purchasers to either accept terms dictated by the sellers or risk the failure of the business combination.
                  (h) Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. This aspect is not applicable in connection with the potential purchases. First, there would be no public announcement of a tender offer (although the purchases have been disclosed in the proxy materials), and second, the purchasers are not be accumulating the securities of the target.
          Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a ‘litmus test’, and stated that the question — whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them. The Company has prepared a robust and fulsome the proxy statement/prospectus, which it will file with the Commission and be distributed to all shareholders. Accordingly, shareholders will have all the information available to them necessary to make a carefully considered appraisal of the proposed business combination. Further, the type of holder that would typically be approached by the purchasers regarding the above-referenced purchases are sophisticated, institutional holders who do not lack information. Accordingly, we do not believe that the tender offer rules apply to this transaction.

11.	In addition, we note your disclosure that you will only effect these purchases at a time when the potential buyers are not aware of material non-public information: please tell us why knowing the voting intention of potential sellers would not qualify as material non-public information, as you appear to have concluded.
We respectfully advise the Staff that we do not believe that the purchasers’ knowledge of the voting intention of the sellers qualifies as material non-public information. Information about a company is generally considered to be “material” if a reasonable investor would consider it to be important in deciding whether to buy, sell or hold securities of the company or in deciding how to vote such securities or if it would reasonably be expected to affect the market price of the securities. We do not believe a reasonable investor would consider important the knowledge of the voting intention of the sellers. The Company has disclosed in its Form S-4 that if holders of 30% or more of the Public Shares vote against the transaction and seek to exercise their redemption rights, the Company would not be permitted to consummate the Transaction. It has further disclosed that the related parties may purchase shares from certain holders who indicate their intention to vote against the transaction and seek redemption. Thus, investors are fully aware that the Company and the related parties will be purchasing the shares of persons who intend to vote against the transaction. The identity of the sellers is not important. Furthermore, there should be no concern that the purchaser will possess more knowledge than the seller since both parties are generally aware of the seller’s intention to vote against the transaction. In certain cases, the seller may not advise the purchaser of its voting intention, as it may have decided to sell its shares for reasons other than its opposition to the transaction. We further advise the Staff that, to the extent any of the purchasers believe it may be in possession of material non-public information at the time of purchase, it will enter into a “big boy agreement” pursuant to which the seller will acknowledge that the purchaser may possess material non-public information.
12.	We note that some exhibits to your registration statement have not yet been filed and that you intend to file them by amendment. In order to facilitate our review, please file these exhibits as soon as possible. We will review each exhibit prior to granting acceleration of effectiveness of your registration statement.
We respectfully advise the Staff that we have filed additional exhibits with Amendment No. 1 and intend to file the balance of the exhibits in Amendment No. 2 shortly thereafter.
13.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

We acknowledge the Staff’s comment and respectfully advise the Staff that we will file with the Commission all soliciting material furnished to security holders of the Company in connection with the transaction.
Outside Front Cover Page of Prospectus
14.	Please make clear on the cover page what options security holders might have, as well as the timing within which these decisions must be made. Ensure that you cover not only redemption rights but also appraisal rights and potential securities law claims for rescission and damages. Currently, appraisal rights and potential securities law claims tor rescission and damages are not mentioned until pages 5 and 6, respectively. Explain in necessary detail the potential impact on these other options from voting or seeking redemption.
We have revised the cover page to provide the following disclosure.
You may vote against the Transaction and elect to have the Company redeem your Public Shares for a pro rata portion of the trust account into which a substantial portion of the net proceeds of the Company’s initial public offering were deposited. You should be aware that because the Company’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares other than from holders who have voted against the Business Combination Proposal and demanded that their Public Shares be redeemed for cash or that the Company may seek to amend the Warrant Agreement, each holder of Public Shares at the time of the Transaction who purchased shares in the IPO may bring securities law or common law claims against the Company for rescission or damages. No appraisal rights are available under the Companies Law (2009 Revision) of the Cayman Islands to the shareholders of the Company in connection with the proposed Transaction.
15.	Please identify the conflicts of interest on the cover page and, at each place the recommendations of the board appear, disclose the conflicts in equally prominent type. Please name those with conflicts and briefly describe the nature of the conflicts. In addition, please add a new Question and Answer to address these conflicts.
We have revised Amendment No. 1 (cover page, shareholder notice, warrantholder notice and the risk factor entitled “The exercise of the Company’s directors’ and officers’ discretion...,” page 50) to provide the following disclosure.
The existence of the financial and personal interests of the founders and directors of the Company may result in a conflict of interest. Pursuant to the Master Agreement, it is anticipated that Messrs. Hunt, Blazer and Lufkin will continue to serve as directors of the Company. In addition, founders will receive warrants to purchase common stock of JNF, the parent of JNL and JNFAM, which would on a fully diluted basis represent approximately 10% of JNF. In addition, subsequent to the closing of the Transaction, the Company will be required to issue 2,812,500 Ordinary Shares to the founders in three tranches if the average closing price of the Company’s Ordinary Shares equals or exceeds $12, $16 or $20, respectively. If the Transaction is not consummated, the 3,750,000 founders’ shares that were acquired before the Company’s IPO for an aggregate purchase price of $25,000 would be worth a nominal value because the founders are not entitled to receive any of the proceeds of the Company’s trust account with respect to such shares. In addition, if the Transaction is not consummated, the 4,380,000 founder warrants which were purchased by the founders for an aggregate purchase price of $4,380,000 would expire worthless. Furthermore, if the Company liquidates and dissolves, Messrs. Hunt and Blazer will be liable to pay debts and obligations to vendors and other entities that are owed money by the Company for services rendered or products sold to the extent such creditors bring claims which would otherwise require payment from the trust account, but only if such vendors or entities did not execute a waiver. If the Company goes into liquidation and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Company’s founders have agreed to advance the Company the funds necessary to pay such costs and expenses and not to seek reimbursement for such expenses.
16.	Please state the effect of broker non-votes with respect to each of the matters to be considered at the Extraordinary General Meeting if Shareholders.
We have revised the outside front cover page of the Prospectus to include the following language with respect to the effect of abstentions and broker non-votes:
     Abstentions, while considered present for the purposes of establishing a quorum at the Extraordinary General Meeting, will have no effect on the Business Combination Proposal, the Name Change Proposal, the Repurchase Amendment Proposal, the Staggered Board Elimination Proposal, the Share Repurchase Proposal, the Board of Directors Proposal, the Incentive Plan Proposal or the Shareholder Adjournment Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the Business Combination Proposal, the Name Change Proposal, the Repurchase Amendment Proposal, the Staggered Board Elimination Proposal, the Share Repurchase Proposal, the Board of Directors Proposal, the Incentive Plan Proposal or the Shareholder Adjournment Proposal.
     Abstentions are considered present for purposes of establishing a quorum at the Special Meeting but will have the same effect as a vote “AGAINST” the Warrant Amendment Proposal. A broker non-vote, while considered present for purposes of establishing a quorum, will have the same effect as a vote “AGAINST” the Warrant Amendment Proposal.
Notice of Extraordinary General Meeting of Shareholders of Overture Acquisition Corp.
17.	Please include detailed information in this letter about the rescission rights your shareholders may possess as a result of any differences between your IPO prospectus and this proxy statement/prospectus.

We have revised the letter (third page of the shareholder letter) to provide the following disclosure.
You should be aware that because the Company’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares other than from holders who have voted against the Business Combination Proposal and demanded that their Public Shares be redeemed for cash or that the Company may seek to amend the Warrant Agreement, each holder of Public Shares at the time of the Transaction who purchased Public Shares in the IPO may bring securities law or common law claims against the Company for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages.
18.	In this notice, as well as the Notice of Special Meeting of Warrantholders, please describe the consequences if the Company does not consummate the transaction.
We have revised the notices for shareholders and warrantholders to provide the following disclosure.
If the Company is unable to complete the Transaction or fails to complete an initial business combination by January 30, 2010, the Company will automatically go into liquidation and, as part of this process, will distribute to the holders of Public Shares the amount in its trust account plus any remaining non-trust account funds after payment of all of its liabilities. In the event of the Company’s liquidation, the Company’s warrants will expire worthless.
Questions and Answers About the Proposals for Company Warrantholders and Shareholders, page 1
“Why is the Company proposing the Transaction?,” page 3
19.	Please provide additional information as to why you believe this particular transaction is in the best interest of you and your shareholders.
We have revised Amendment No. 1 (page 3) to provide the following disclosure:
We believe that this transaction generates a compelling investment opportunity for our shareholders given the dislocation in the capital markets and the insurance industry, the opportunity to accumulate long dated liabilities and lock in attractive yields on matched duration assets, and the experienced management team we are partnering with.
The demand for capital relief among insurance companies, particularly among smaller writers who have fewer options to raise capital, is greater than ever, yet the Reinsurance industry is highly concentrated and many incumbent providers have impaired balance sheets in their own right. As a result, many small insurance companies are underserved by existing reinsurers. Given this backdrop, we believe that Overture Re will have significant opportunities to acquire blocks from distressed seller at attractive valuations. .
Similar to the opportunity to acquire deposits at attractive valuations as a result of the S&L crises in the 1980’s, we believe that the economic environment offers reinsurance providers similarly attractive pricing on acquiring long dated liabilities. When you combine this opportunity to aggregate significant liabilities at a low cost of capital, and at the same time can capture attractive yields on a portfolio of both liquid fixed income instruments of highly rated issuers, and higher yields on less liquid long dated securities, there is a unique opportunity to lock in attractive spreads for a long period of time. So not only do we see a client base in need of capital, we see a market opportunity to generate attractive yields for our investors.
Most importantly, we are pleased to partner with a management team that has significant experience in fixed income asset management, heavily regulated financial institutions, and a track record of identifying market opportunities before they became commonplace.
20.	With respect to your agreement with JP Morgan to reduce the deferred underwriters’ compensation up to $1 million, please clarify the effect on this compensation if there is less than $100 million in the trust at the consummation of the Transaction. Please explain the mechanics of this arrangement. For example, is it a. sliding scale? Please file the agreement with JP Morgan as an exhibit to your registration statement, as well as the financial advisory agreements with each of JP Morgan and Credit Suisse, pursuant to which they will be entitled to a fee of up to $2.75 million upon consummation of the Transaction.
We have revised Amendment No. 1 (cover page, pages 3, 24, 80, 82 and 91) to provide the following disclosure. We respectfully advise the Staff that we have filed the requested documents as Exhibits 2.2, 10.29, and 10.30 to Amendment No. 1.
The amendment to the underwriters’ agreement provides that to the extent there is at least $100 million in the trust at the consummation of the Transaction, the underwriters shall receive $20,000, pro rata, for each $1 million in excess of $100 million. If there is less than $100 million in the trust at the consummation of the Transaction, the underwriters are not entitled to any compensation. Pursuant to a financial advisory agreement by and between the Company and Credit Suisse, the Company agreed to pay Credit Suisse a transaction fee (the “Transaction Fee”), payable upon the first closing in connection with a Transaction, equal to 1.5% of the aggregate value of the Transaction; provided, however, in no event shall the Transaction Fee payable by the Company to Credit Suisse in connection with a Transaction be less than $2 million. In addition, pursuant to a financial advisory agreement by and between the Company and JP Morgan, the Company has agreed to pay JP Morgan a financial advisory fee of $500,000 upon the consummation of the Transaction.

“Why is the Company proposing the Warrant Amendment Proposal?,” page 3
21.	Please provide additional information as to why your Board of Directors believes that this proposal is in your best interest. As written, the justification for the Warrant Amendment Proposal is conclusory.
We have revised Amendment No. 1 (pages 4 and 28) to provide the following disclosure:
Based upon a review of other special purpose acquisition corporation business combination structures, the Company’s management believes that the terms of the public warrants must be restructured in order to obtain shareholder approval of the Transaction.
“Why is the Company proposing the Staggered Board Elimination Proposal?,” page 3
22.	Please provide additional information as to why you believe that eliminating a staggered board is in your best interest.
We have revised Amendment No. 1 (pages 4 and 139) to provide the following disclosure.
The Company believes that the elimination of the staggered board is in the shareholders’ best interests for the following reasons:
• The election of the members of the Board of Directors is among the most fundamental rights of the Company’s stockholders. This weighs in favor of permitted the stockholders to vote with respect to each director on an annual basis and not be required to wait up to three years to express a view on a particular director.
• Allowing the stockholders to vote annually on the performance of the entire Board of Directors, as well as individual directors, would increase the directors’ accountability to the stockholders, causing an attendant increase in management’s accountability.
• A classified Board of Directors structure can diminish Board of Director accountability because stockholders are able to vote against only those directors whose terms expire in a given year. Thus, if in a given year stockholders desire to vote against a director whose term does not expire until a future year, they will be unable to express their dissatisfaction and remove the director promptly through the board election process.
• Classified Boards of Directors may facilitate management and board entrenchment even if a majority of stockholders are dissatisfied with management or Board of Director performance. This would be a particularly important consideration if a company’s management and Board of Directors failed to respond to stockholder concerns arising from sustained poor performance, excessive compensation practices or similar issues.
• Classified Boards of Directors may prevent or hinder bidders from acquiring a company even at a price that is acceptable to a majority of stockholders.

“Why is the Company proposing the Share Repurchase Proposal?,” page 4
23.	Please explain the reason for repurchasing the Founder shares.
We have revised Amendment No. 1 (page 5) to provide the following disclosure.
The parties to the Master Agreement negotiated the forfeiture of the Founders’ shares to eliminate the dilutive affect of such shares. Because Cayman Islands law does not permit forfeiture of such shares, the shares must be repurchased at par value.
“Why is the Company proposing the Incentive Plan Proposal?,” page 4
24.	lf you currently have plans to issue shares under the Incentive Plan after consummation of the Transaction, please specify.
We have revised Amendment No. 1 (page 5) to provide the following disclosure.
There has been no agreement or determination with respect to the issuance of shares under the Incentive Plan after the consummation of the Transaction.
“How do I exercise my redemption rights?” page 5
25.	Please advise shareholders how to deliver their Public Shares, whether physically or electronically, to the transfer agent and how long this process will take.
          Although our shareholders may deliver the Public Shares physically or electronically, we are suggesting to shareholders that they deliver the Public Shares electronically to our transfer agent through the DTC by contacting through the shareholder’s broker, bank or nominee due to the short solicitation period. The Company’s transfer agent will receive the Public Shares on the same day that electronic delivery instructions are made.
          As such, we have revised Amendment No. 1 (pages 6 and 7) to provide the following disclosure:
     If you are a holder of Public Shares and wish to exercise your redemption rights, you must do all of the following:
     (i) deliver your Public Shares to the Company’s transfer agent physically or electronically through the Depository Trust Company ( “DTC” ) prior to the Extraordinary General Meeting; (Given the relatively short solicitation period, it is advisable for stockholders to use electronic delivery of the Public Shares.)
     (ii) vote against the Business Combination Proposal; and

     (iii) prior to the vote on the Business Combination Proposal, demand that the Company redeem your Public Shares for a pro rata portion of the trust account.
     Any action that does not include a vote against the Business Combination Proposal will prevent you from exercising your redemption rights. Your vote on any proposal other than the Business Combination Proposal will have no impact on your right to redeem your Public Shares, provided the Transaction is consummated.
     You may exercise your redemption rights either by checking the box on the proxy card or by submitting your request in writing to Felix Orihuela of American Stock Transfer & Trust Company, the Company’s transfer agent, at the address listed at the end of this section. Warrantholders and shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement/prospectus substantially all outstanding Public Shares and Public Warrants are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods.
     If you (i) initially vote for the Business Combination Proposal but then wish to vote against it and exercise your redemption rights, or (ii) initially vote against the Business Combination Proposal and wish to exercise your redemption rights but do not check the box on the proxy card providing for the exercise of your redemption rights or do not send a written request to the Company to exercise your redemption rights, or (iii) initially vote against the Business Combination Proposal but later wish to vote for it, you may request the Company to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting the Company at the phone number or address listed at the end of this section.
     Any request for redemption, once made, may be withdrawn at any time up to the vote taken with respect to the Business Combination Proposal at the Extraordinary General Meeting. If you delivered your shares for redemption physically or electronically to the Company’s transfer agent and decide prior to the vote not to elect redemption, you may request that the Company’s transfer agent return the shares physically or electronically. You may make such request by contacting the Company’s transfer agent at the phone number or address listed at the end of this section.
          Any corrected or changed proxy card must be received by the Company prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s Public Shares have been delivered physically or electronically to the transfer agent prior to the Extraordinary General Meeting. Given the relatively short solicitation period, it is advisable for stockholders to use electronic delivery of the Public Shares to our transfer agent through the DTC by contacting the shareholder’s broker, bank or nominee. The Company’s transfer agent will receive the Public Shares on the same day that electronic delivery instructions are made.

“What happens to funds deposited in the trust account after consummation...?,” page 6
26.	Please provide an estimate of how much will be left in the trust account for working capital and general corporate purposes after consummation of the Transaction assuming no shareholders exercise redemption rights and assuming holders of just under 30% of the Public Shares exercise their redemption rights.
We have revised Amendment No. 1 (page 7) to provide the following disclosure.
If no shareholder exercises their redemption rights, we estimate that the amount available for working capital and general corporate purposes in Overture Re will be approximately $125,000,000 consisting of cash and liquid securities after consummation of the transaction. If shareholders holding one share less than 30% of the public shares exercise their redemption rights, we estimate that the amount available for working capital and general corporate purposes in Overture Re will be approximately $80,237,000 consisting of cash and liquid securities after consummation of the transaction. In connection with consummation of the transaction, the trust account itself will be terminated as its purpose, to fund the acquisition of a business combination, will have been completed.
“Since the Company’s IPO prospectus did not disclose that funds in the trust account...?,” page 6
27.	Please include a statement here that, to your knowledge, there are no other material differences between your IPO prospectus and this prospectus/proxy statement.
We have revised Amendment No. 1 (pages 6 and 25) to provide the requested disclosure.
“What will happen if I abstain from voting...?,” page 7
28.	Please disclose the effect of abstentions on the Business Combination Proposal.
We have revised Amendment No. 1 (pages 8 and 9) to provide the requested disclosure, to include that abstentions, while considered present for the purposes of establishing a quorum at the Extraordinary General Meeting, will have no effect on the Business Combination Proposal.
Summary, page 10
29.	Please revise your disclosure in this section and in the “Questions and Answers about the Special Meeting and the Merger” section to provide the page number where each of the sections you cross-reference first appears.
We have amended the disclosure in the Summary and in the Question and Answer section to provide page numbers where each of the sections we cross-referenced first appears.

Information About the Parties to the Transaction, page 10
JNL Bermuda, page 10
30.	Please disclose when JNL Bermuda and JNL will execute the Reinsurance Option and Contribution Agreement and when JNL Bermuda will acquire the asset portfolio from JNL.
We have revised Amendment No. 1 (page 13) to provide the following disclosure:
We were informed, that as soon as practicable after JNL receives approval from the Texas Department of Insurance for the Transaction, JNL Bermuda and JNL will execute the Reinsurance Option and Contribution Agreement and at the closing of the Transaction, JNL Bermuda will acquire the asset portfolio from JNL. The Company hopes to receive approval from the Texas Department of Insurance by mid-January, 2010 but in any event expects to receive the approval no later than the closing of the Transaction.
The Business Combination Proposal, page 13
The Master Agreement, page 13
31.	Please revise the first sentence to state that the Master Agreement was entered into on December 10, 2009. It is not clear why you have included the wording “or will be entered.” This comment is applicable to the similar sentence on page 91.
We have revised Amendment No. 1 (pages 1, 13, 16, 74, 95, 156 and 161) to provide the requested clarification.
32.	Please file the Compensation Amendment Agreements with your next amendment to the registration statement and describe the material terms of this agreement, the Sponsors’ Agreement and each of the other Transaction Agreements not otherwise described in the section entitled “Master Agreement” that begins on page 90.
We have filed the Compensation Amendment Agreements as Exhibits 2.2, 10.29 and 10.30 to Amendment No. 1 and have also provided a description of the material terms of these agreements in Amendment No. 1 (pages 104 to 106).
33.	Please file the Escrow Amendment Agreement referenced on page 15 with your next amendment to the registration statement and disclose the material terms of this agreement.
We have filed the Escrow Amendment Agreement as Exhibit 10.31 to Amendment No. 1 and have described the material terms of this agreement (page 106).

Anticipated Accounting Treatment, page 17
34.	Please disclose the percentage interest that Overture shareholders will have in JNL Bermuda after consummation of the business combination.
We have revised Amendment No. 1 (page 20) to provide the following disclosure:
Following the consummation of the Business Combination, JNL Bermuda shall be amalgamated with and into Overture Re, a wholly owned subsidiary of Overture Holdings, which is a wholly owned subsidiary of Overture Acquisition Corp. Accordingly, the shareholders of Overture shall own 100% of the successor entity to JNL Bermuda.
Reasons for the Approval of the Transaction, pages 18-19
35.	Please specify the percentage of the Company’s issued shares to be owned by JNF’s current shareholders, including David Smilow and affiliates, after consummation of the business combination.
We have revised Amendment No. 1 (page 22) to provide the following disclosure.
After consummation of the business combination, JNF will hold 24.5% of the Company’s issued and outstanding shares. Ownership of JNF is as follows:

JNF Holding Company, Inc. (entity controlled by D. Smilow)	32.16%
Inviva, LLC (entity controlled by D. Smilow)	16.71%
Trimaran Inviva TRPS, LLC (Private Equity Firm)	16.71%
Jefferson National Financial Corp. Employee Stock Ownership Plan	11.41%
Inviva, Inc. (entity controlled by D Smilow)	10.72%
Mitchell Kaplan	4.76%
Others	7.43%
Total	100%
Through voting power of JNF Holding Company, Inc., Inviva, LLC and Inviva, Inc. David Smilow controls 59.59% of the outstanding common stock of JNF.
Certain Benefits of the Company’s Directors and Officers and Others in the Transaction, pages 20-21
36.	In the last paragraph, you state that your management “believes they have reached an understanding” with each of the underwriters. Please clarify this statement. If you have or have not entered into an agreement with these financial advisors, your disclosure should make this clear. Please revise your disclosure accordingly. Also, please state the circumstances under which you will pay your advisors the minimum fee and those under which you will pay the maximum fee.
We have revised Amendment No. 1 (pages 3, 24, 80, 81, 82, 91, and 92) to indicate that the Company has executed an agreement with the underwriters and the financial advisors.
Actions That May be Taken to Secure Approval, page 21
37.	Because JNF’s obligation to acquire 24.5% of Overture’s Ordinary Shares is as of the closing of the Transaction, and not prior to the record date of the Overture shareholder meeting, it appears that the purpose of this obligation is not merely to secure approval of Overture shareholders to the Transaction. Please discuss the other reasons why the parties agreed that JNF would take a 24.5% equity position in Overture and why the Overture board determined this was in the best interest of the Company and its shareholders.
We have revised Amendment No. 1 (page 25) to provide the following disclosure:
Certain principals of JNF will oversee the business operations of Overture Re subsequent to the business combination. In addition, certain principals of JNF will sit on the board of directors of Overture. In addition to securing the approval of Overture shareholders to the Transaction, JNF agreed to acquire 24.5% of Overture’s Ordinary Shares as the parties believe that JNF’s substantial ownership in Overture reinforces JNL’s commitment to the business. In fact such purchase allows JNL to execute on its overall enterprise management strategy for its business to establish a Bermuda reinsurer, reinsure blocks of business and utilize the favorable reinsurance climate of Bermuda where so many reinsurance companies are headquartered.
Rescission Rights, page 22
38.	Yon state here that, as examples, your shareholders may have common law claims against the Company for rescission or damages arising from differences between the information provided in your IPO prospectus and this prospectus/proxy statement. If you are aware of other material differences or other common law claims against the Company, please disclose them here and wherever else appropriate in this document. If you are not aware of other examples, please revise your disclosure to remove the implication that you know of additional examples not listed here.
Other than as stated in this prospectus/proxy statement, we are not aware of any other material differences between the information provided in our IPO prospectus and this prospectus/proxy statement or any common law claim against us. We have revised the disclosure to remove any implications that we know of any additional examples not disclosed in this prospectus/proxy statement.

The Repurchase Amendment Proposal, page 23
39.	Please specify the limited circumstances under which you would repurchase shares and provide a summary of the reasons you are recommending adoption of this proposal.
We have revised Amendment No. 1 (pages 9, 25, 26, 78 and 137) to provide the following disclosure:
At any time prior to the Special Meeting of Warrantholders or Extraordinary General Meeting, as the case may be, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company, the Company’s Founders, JNF, JNF ’s directors and officers and/or their respective affiliates may negotiate arrangements to purchase Public Shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Business Combination Proposal.
The Warrant Amendment Proposal, page 24
40.	Please provide the reasons you are recommending the adoption of this proposal, including why you wish to (a) increase the exercise price of the Company Warrants, (b) delay the period of exercisability of these warrants, (c) extend the expiration date of the warrants, and (d) change the price at which your Ordinary Shares must trade before you able to redeem these warrants.
We have revised Amendment No. 1 (pages 4 and 28) to provide the following disclosure.
Based upon a review of other special purpose acquisition corporation business combination structures, the Company’s management believes that the terms of the public warrants must be restructured in order to obtain shareholder approval of the Transaction.
Selected Summary Historical Financial Information of JNL Carve Out, pages 34
41.	Please tell us why you have not provided the selected financial information for the past five fiscal years as required by Item 301(a) of Regulation S-K.
The Company believes that the most relevant presentation of the historical financial information is on the carve-out basis presented in the S-4. The Company has discrete historical financial information for the reinsurance block that can be easily segregated for years 2006 through the present. The Company did not maintain a segregated block in 2005 or 2004 on a basis consistent with years 2006 through the present and the Company had a different product mix and additional, unrelated lines of business in 2005 and 2004. Therefore the Company believes such selected financial information would not be relevant to potential investors. However, the Company has included its best effort for the unaudited modified selected historical information for 2005 and 2004 in Amendment No. 1 to the Form S-4 for review.

Risk Factors, page 39
42.	Please delete your statements in the introductory paragraph of this section and the introductory paragraph on 48 that the risks described are not the only risks the Company faces and that there may be additional risks of which the Company is either not aware or does not currently think are material As a general matter, registrants should only make reference to risks that are deemed material.
We have revised Amendment No. 1 (pages 42 and 51) as requested.
43.	Please add a risk factor that addresses the degree to which Overture Re’s business will rely on JNL. In this regard, we note your disclosure that among the negative factors considered by the Company’s board in approving the Transaction was the potential inability to replace the managerial, actuarial and administrative services provided by JNL in the event of capitalization, liquidity, financial or other difficulties experienced by JNL.
We have added the requested risk factor on page 61. It reads as follows:
Overture Re’s business will rely on JNL, and if JNL experiences capitalization, liquidity, financial or other difficulties, Overture Re may not be able to replace the managerial, actuarial, administrative and investment management services provided by JNL in a timely manner.
Pursuant to the Quota Share Reinsurance Agreement, Overture Re will rely on JNL to provide managerial, actuarial, administrative and investment management services to Overture Re in connection with the blocks reinsured from JNL. More specifically these services will include the servicing of policy holders including call center support, processing customer trades, sending customer statements, preparing financial summary data and associated actuarial analysis and similar services. Investment management services will be provided in connection with the assets supporting the blocks being reinsured by JNL to Overture Re. Such services will include investment advice and execution of investment transactions.
In the event that JNL is unable to provide these services it may be difficult to find another organization with a comparable level of expertise, ready, willing and able to provide such services to Overture Re. If a replacement were able to be found, transitioning of data and records from JNL to the replacement services provider could take time and entail substantial expense for Overture Re, including but not limited to the expense of converting records from JNL’s system to another service provider. The delay, inefficiencies, expense and potential for error inherent in replacing JNL may have a material and adverse effect on Overture Re’s business, financial condition and results of operations.

44.	Please include a risk factor addressing the fact that period-to-period comparisons of JNL’s carve-out underwriting results to Overture Re’s expected results going forward may not be meaningful due to the fact that JNL’s historical carve-out financial statements relate only to the JNL carve-out block, while Overture Re’s business going forward will expand beyond the JNL carve-out block to blocks of annuity and life insurance policies from third parties, additional blocks of policies from JNL and investors desiring segregated accounts focused on discrete reinsurance opportunities.
We have added the requested risk factor on page 60. It reads as follows:
Comparisons of JNL’s carve-out underwriting results to Overture Re’s expected results going forward may not be meaningful due to the fact that JNL’s historical carve-out financial statements relate only to the JNL carve-out block, while Overture Re’s business going forward will expand beyond the JNL carve-out block.
Overture Re intends to reinsure the Block as well as to reinsure blocks of annuity and life insurance policies from third parties and to reinsure additional blocks of policies from JNL. There can be no assurance that JNL will continue to write insurance in the future at the level it has historically done. For example, many insurance companies, including JNL, experienced increased capital needs in 2008 that caused them to write fewer policies. In addition, investors may desire segregated accounts focused on discrete reinsurance opportunities. These additional areas of business that Overture Re currently intends to pursue will make period-to-period comparisons of JNL’s historical underwriting results on the Block less meaningful or not meaningful at all.
“The Company’s independent directors may decide not to enforce the indemnification obligations...,” page 40
45.	Please provide examples of possible reasons why your independent directors would forgive the indemnification obligations of your Founders.
In response to the Staff’s comment we have deleted this risk factor.
“The Company’s directors have potential conflicts of interest...,” page 42
46.	Please provide additional disclosure that clarifies the nature of the conflict with respect to the following bullets:
•	the continued indemnification of current directors and officers;

•	the continued right of the Company’s Founders to hold Ordinary Shares; and

•	the continued right of the Company’s Founders to hold founder warrants.
Please elaborate on the reasons why these rights give officers and directors interests in the Transaction that may be in conflict with the interests of the Company and shareholders in general.
We have revised Amendment No. 1 (pages 44 and 45) to provide the following disclosure.

     When considering the Company’s Board of Directors’ recommendation that the shareholders vote in favor of the approval of the Transaction and the adoption of the Master Agreement, the Company’s shareholders should be aware that directors and executive officers of the Company have interests in the Transaction that may be different from, or in addition to, the interests of the Company. These interests include:
     •the continued indemnification of current directors and officers of the Company under the Master Agreement and the continuation of directors’ and officers’ liability insurance after the Transaction. If the Transaction is not approved, the current officers and directors will not be entitled to such indemnification;
     •the Company’s officers and directors will only be reimbursed for out of pocket expenses incurred in operating the Company, including the expenses of searching for, negotiating and consummating the Transaction in excess of the amount of allotted for such purposes from the trust upon consummation of the Transaction;
     •the retention of some of the directors and officers of the Company as directors and officers of the Company;
     •the continued right of the Company’s Founders to hold Ordinary Shares in the Company. The financial interest of the Company’s Founders as a result of such ownership may give rise to a conflict of interest in determining whether the terms and conditions of the Transaction are appropriate and in the Company’s shareholders’ best interest;
     •the continued right of the Company’s Founders to hold founder warrants in the Company. The financial interest of the Company’s Founders as a result of such ownership may give rise to a conflict of interest in determining whether the terms and conditions of the Transaction are appropriate and in the Company’s shareholders’ best interest; and
     •the right of the Company’s Founders to hold warrants in JNF and to receive up to 2,812,500 of the Company’s Ordinary Shares upon the occurrence of certain events.
These personal and financial interests may influence the Company’s directors in determining whether the terms and conditions of the Transaction are appropriate and in the Company’s shareholders’ best interest and in making their recommendation that you vote in favor of the approval of the Transaction and the adoption of the Master Agreement.
“The Company’s officers and directors and certain affiliates may have a conflict of interest...,” page 42
47.	Please disclose the aggregate value of the warrants and how the exercise price for the warrants was determined.

We have revised Amendment No. 1 (page 45) to provide the following disclosure.
The estimated value of the Founders’ warrants in JNF is $365,428. The valuation was derived using the Black Scholes model and the following assumptions:
Class A Warrants Value: $270,899

Warrants exercisable for	46,875 JNF Common Shares
Approximate Book Value of JNF	$55 Per share
Strike Price of Warrant	$75
Term	3 years
Volatility of JNF Common Stock	30%
Dividend Yield	0%
Class B Warrants Value: $94,529

Warrants exercisable for	46,875 JNF Common Shares
Approximate Book Value of JNF	$55 Per share
Strike Price of Warrant	$125
Term	4 years
Volatility of JNF Common Stock	30%
Dividend Yield	0%
The exercise price of the Class A and B Warrants was determined in negotiations for the overall transaction and the structure reflects anticipation of future growth and value creation in the strategic partnership which would cause additional value to the warrant holders.
“Public shareholders at the time of the Transaction who purchased their unit...,” page 44
48.	You refer to “several aspects” of your transaction “and other matters” that were not described in your IPO prospectus and then cite only to the use of trust account funds to purchase shares from shareholders and the amendment of the Warrant Agreement as examples. This risk factor is written in a way that suggests shareholders may have other bases for rescission and related claims. Please clarify the point in this risk factor by discussing all other instances known to you that may give rise to rescission rights or affirmatively state that the afore-mentioned differences are the only ones that exist to your knowledge.
We have revised Amendment No. 1 (page 47) to delete the reference to “other matters.”

“Competition in the insurance industry...,” page 54
49.	Please revise this risk factor to name the entities who you believe will be your principal competitors, as you have done on page 191.
We have revised Amendment No. 1 (page 56) to provide the requested disclosure.
The insurance and reinsurance industry is highly competitive. Overture Re expects to compete on an international and regional basis with major U.S., Bermuda, European and other international reinsurers and underwriting syndicates, some of which have greater financial, marketing and management resources than Overture Re. The Company believes that its primary competitors in North American annuity and life reinsurance market are currently the following, or their affiliates: Athene Re, Max Capital and Wilton Re. However within the reinsurance industry, this can change from year to year and Overture Re expects to compete with such newly created companies. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Increased competition could result in fewer clients, smaller blocks of business, lower policy premium rates and less favorable policy or treaty terms and conditions which could have a material adverse effect on Overture Re’s growth and profitability.
“Policyholders may voluntarily terminate the policies...,” page 49
50.	If ascertainable, please disclose the surrender history for the block of fixed and variable annuities covered by the Quota Share Reinsurance Agreement and state whether this rate of surrender is within a range that would be considered normal or acceptable for this line of business. Likewise, provide similar disclosure for the lapse history of these policies under the risk factor captioned “Policyholders may cease paying premium on the policies...” on page 50.
We have inserted the following comment on page 49 of the Form S-4, “Historically surrenders have averaged per year between 10% and 16% of account value annually from 2006 to present. Future surrender and lapse rates are anticipated to be in a similar range.”
“There may be potential conflicts of interest between Overture Re and shareholders and affiliates...,” page 58
51.	Please revise this risk factor to briefly state your policy with respect to related-party transactions and provide examples of existing transactions or arrangements that you believe may give rise to potential conflicts of interest. Please also discuss the extent to which Overture Re’s officers’ and directors’ ability to compete with Overture Re will be circumscribed by their fiduciary duties under corporate law.
We have revised Amendment No. 1 (page 60) to revise the risk factor as follows in accordance with the Staff’s comment.
     Overture Re’s executive officers, directors, shareholders, underwriters and affiliates may engage in commercial activities and enter into transactions or agreements with

Overture Re or compete with Overture Re, which may give rise to conflicts of interest and which could adversely affect Overture Re.
     Our policy with respect to related-party transactions is that material matters be discussed and voted upon by disinterested directors. For example, if there were a material amendment to the agreements with JNFAM or JNL, the interested directors would recuse themselves.
     There are a number of existing transactions or arrangements that may give rise to a potential conflict of interest between Overture Re and its shareholders and affiliates, which may or may not adversely affect Overture Re. Pursuant to the terms of the Master Agreement, the Company will be granted an option to purchase JNFAM six months after the Closing of the Transaction. In addition the Company has the right to terminate the services provided by JNL pursuant to the Quota Share Reinsurance Agreement. The Founders will have an economic interest in both the Company and JNF. JNF is the ultimate parent entity of JNL and JNFAM. Two of the Founders and two of the directors of JNL will be on the board of directors of the Company.
     Overture Re’s officers’ and directors’ ability to compete with Overture Re will be circumscribed by their fiduciary duties under corporate law.
     The Shareholders’ Agreement includes a corporate opportunities provision that provides that the representatives that JNL nominates to the board of directors of the Company shall be obliged to present corporate opportunities relating to reinsurance which they encounter to the board of directors of the Company first for consideration. If any officer or director of Overture who also serves as an officer or director of JNL becomes aware of any other potential transaction outside of the reinsurance business and/or related to JNL’s current lines of business, such officer or director shall present such opportunity to JNL first for consideration.
The Business Combination Proposal, page 78
Background of the Transaction, pages 79-83
52.	Please provide us with copies of any non-public information that was exchanged between the parties to the merger negotiations that are not filed with the registration statement, including all analysts’ reports, financial forecasts, and projections used by the parties and their respective advisors. To the extent that the information has not been disclosed in your prospectus, please provide us with your basis for the conclusion that the non-public information is not material and need not be disclosed. We may have further comments on your disclosure once we have reviewed these materials.
We have provided the requested non public information as Exhibits 99.1 to this correspondence. To the extent that any such information has not been disclosed in the prospectus, such information was not used by the parties in their analysis of the Transaction. It should be noted that certain of the information has been disclosed in the prospectus (e.g. description of the business). We have omitted from the S-4 any disclosure that is no longer accurate or relevant, including certain projections related to a different transaction.
53.	Please be sure to identify the full name, affiliation and position of each individual the first time you refer to him or her in your discussion.
We have revised Amendment No. 1 (page 84) to provide the requested disclosure.
54.	Please indicate how many invitations of interest you extended and an explanation as to why, in your opinion, those indications of interest resulted in only one letter of intent. If reasons were provided for the potential targets’ decision to pursue a transaction with the Company, please discuss such reasons.
We have revised Amendment No. 1 (page 84) to provide the following disclosure.
The Company’s management submitted indications of interest to seventeen targets after preliminary discussions with these targets lead to an interest in a potential transaction with Overture. Generally, Overture’s management believes these targets valued Overture’s capital, public listing, and experienced management and board of directors. Broadly speaking, these indications were submitted after initial discussions with the targets as exploratory documents outlining potential transaction structures and valuations. Subsequent to submitting these indications of interest, management had continued discussions with some targets, and some indications of interest were unacceptable to the targets, resulting in a cessation of further substantive discussions and negotiations. The most frequent reason given by the targets to cease further negotiations was a result of disagreement on valuation. Management had extensive discussions subsequent to initial indications of interests with nine targets, which resulted in draft letters of intent with four targets, and executed letters of intent with two, including JNF. On September 29, 2009, the Overture board met to discuss three of the targets which were subject to the draft letters of intent indicated above. While the Overture board believed that each of these targets were likely to have entered into the letters of intent, Overture decided at that meeting to exclusively pursue the transaction with JNF.
55.	Please provide a more detailed explanation of your withdrawal of the letter of intent on August 14, 2009.
On August 14, 2009, Overture and a target agreed to terminate their Letter of Intent which had been entered into on April 10, 2009. After extensive due diligence from April through August, and a careful evaluation of the target’s business prospects and financial condition, and consultation with JP Morgan, Overture arrived at a valuation range that they felt would be accepted by Overture’s shareholders. The target was unable to reach an agreement with respect to the valuation which led to the cessation of further negotiations and the withdrawal of the Letter of Intent.
56.	Please revise your discussion to explain more fully the reasons why Messrs. Blazer, Pressler and Smilow agreed that the acquisition of the to-be formed reinsurance subsidiary was a more compelling alternative to a business combination between the

Company and JNF. In this regard, we note your statement that Mr. Blazer and Mr. Smilow discussed whether the reinsurance business as a stand-alone company exhibited greater profitability margins than JNF in its entirety. Please elaborate on this assessment.
We have revised Amendment No. 1 (pages 86, 87 and 88) to provide, among other information, the following disclosure.
     The reasons Messrs. Blazer, Pressler and Smilow concluded that the acquisition of the reinsurance subsidiary, as a pure play reinsurance company based in Bermuda, would be perceived as a more compelling transaction by Overture’s shareholders than a merger between JNF in its entirety and Overture were: (a) a transaction with JNF in its entirety would encumber Overture with significant fixed costs and overhead in certain business lines which did not contribute significantly to revenues; (b) a combination of onshore insurance and offshore reinsurance businesses would be confusing to analysts and less attractive to shareholders; and (c) that Overture as a reinsurance company would compare favorably on a book value multiple as a small cap reinsurance company, along the lines of Enstar Group and Greenlight Re rather than a business that had both insurance and reinsurance business lines.
     Further, in its efforts to determine that the consideration to be paid was fair, and in the best interests of the company and its shareholders, management analyzed both the historical performance characteristics of the assets to be acquired and the projected cash flows of the blocks to be reinsured based in part, on an actuarial analysis conducted by the Milliman Group. Based on their own analysis, the analysis of Milliman, and in consultation with Credit Suisse, Overture management determined that a 15% discount to cash flow was a fair price to be paid, and would generate an attractive return to Overture shareholders.
     In addition, based on the proposed transaction structure, Overture management believed that the book value per share of the Overture pro forma of the transaction compared favorably to the book value per share multiples of the Company’s two closest publicly traded peers: Greenlight Re (“Greenlight”) and Enstar Group (“Enstar”). Both Enstar and Greenlight, while more active in property and casualty reinsurance, predominantly rely on a business model of acquiring blocks of policies from cedants, rather than underwriting new flows of policies from cedants which forms the primary revenue source of larger cap reinsurers. Management believes that as a result of the similarity of its business model to that of Enstar and Greenlight, that it will more closely follow the book value multiples of Enstar, and Greenlight, rather than its large cap competitors.
     In addition, to gain an independent viewpoint of the valuation, Overture engaged Houlihan Smith to conduct an analysis of the Company, and perform additional due diligence to arrive at their own conclusion with respect to the valuation of the Company, and the fairness of consideration being paid. Houlihan Smith employed similar methods of analysis, although used a larger group of publicly traded reinsurance and insurance companies in their own analysis. Notwithstanding their own methodology, the conclusion that both management and Houlihan Smith reached, independent of each other’s efforts was the same.
57.	Please explain what the “Milliman appraisal of the assets” to be acquired by the Company refers to.
As part of Overture’s diligence efforts, Overture requested information related to the assets and liabilities to be acquired by Overture as part of the transaction. Among other things, Overture requested copies of the most recent actuarial studies and analysis performed on JNL. We have attached hereto as supplements such documents, on a confidential basis. Please note that the documents pertain to JNL in its entirety, as of September 30, 2009, with no reinsurance adjustments.
58.	Please provide additional disclosure that provides more specificity about the improved valuation of the assets to be contributed to the Company. For example, what was the change in valuation to which Mr. Smilow referred and what were the reasons for the improved value?
We have revised Amendment No. 1 (page 85) to provide the following disclosure.
The valuation of JNF’s assets improved as a result of it being valued on the mark-to-market basis (having no unrealized losses) as compared to mark-to-market (with unrealized losses) at the end of 2008.
59.	We note that the letter of intent was signed by the parties on October 12, 2009 and representatives of the parties met at the Credit Suisse offices on October 15, yet the next event mentioned in this discussion occurred on November 13, 2009. Please provide a summary of events that occurred during the interim.

We have revised Amendment No. 1 (pages 86 and 87) to provide the following disclosure:

On October 19, 2009, Mr. Blazer met with Bermuda counsel, and the management team of Jefferson National at the JNF offices to discuss the transaction, Bermuda regulatory requirements, and to continue diligence. The teams also agreed to begin a process of thrice weekly calls at this stage to work toward the launch of the transaction.

On October 22, 2009, Mr. Blazer had an initial conversation with John McGonegal, Managing Director of Houlihan Smith to discuss the potential retainer of the firm to assist Overture with its financial analysis and obtain a fairness opinion.

On November 3, 2009, Mr. Blazer, Mr. Pressler, Mr. Smilow and Mr. Caplan met with representatives of JP Morgan to discuss the impending transaction.

On November 10, 2009, Mr. Blazer and Michael Girouard of JNF held a conference call with BDO Seidman and Marcum LLP to discuss the accounting treatment of the proposed transaction, and discuss a potential pre-filing conference call with the SEC staff to seek guidance on appropriate disclosure of the transaction. As a result, the parties agreed to prepare a memo for the SEC with respect to carve out accounting of the blocks being acquired (the “SEC Accounting Memo”).

60.	Please revise this section as necessary to describe in greater detail the nature and substance of the deliberations conducted at the various meetings, what conclusions were drawn and what actions, if any, were resolved to be taken as a result, either formally or informally. For example, we note that at the Company’s December 6 board meeting Mr. Ellenoff “discussed certain relevant issues for consideration with respect to the Transaction,” but no information is provided as to what those issues were or the boards’ evaluation of them. The disclosure should provide your stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. If the board received updates or considered various courses of action, these should be fleshed out.
We have revised Amendment No. 1 (pages 84-87) to provide additional disclosure with respect to the background of the transaction. For example, we have expanded upon the negotiations related to the letter of intent and the definitive master agreement.
The Company’s Board of Directors’ Reasons for the Approval of the Transaction, page 83
61.	Please provide detailed information concerning the due diligence review that led you to conclude that this transaction and the consideration to be paid are fair to, and in the best interests of, the Company. In particular, you should describe both the industry and valuation analyses you performed, as well as the evaluation of JNF’s existing business, the metrics compiled and the financial projections you generated. Moreover, please provide additional information concerning the various industry and financial data you collected as part of the process of evaluating the consideration. Please be as specific as possible.
Management of Overture conducted diligence on JNF, and compared its findings to similar companies in the industry. In its analysis, management determined that the most appropriate metrics to judge the merit of the transaction would be both a discounted cash flow analysis based on the blocks being acquired, and a pro forma book value multiple comparison to its peers. In its efforts to determine that the consideration to be paid was fair, and in the best interests of the company and its shareholders, management analyzed both the historical performance characteristics of the assets to be acquired and the projected cash flows of the blocks to be reinsured based in part, on an actuarial analysis conducted by an independent appraiser. Based on their own analysis, the analysis of the independent appraiser, and in consultation with Credit Suisse, Overture management determined that a 15% discount to cash flow was a fair price to be paid, and would generate an attractive return to Overture shareholders. The 15% discount to cash flow was at the high end of the range of discounts (11-15%) used in the independent appraiser’s analysis.
In addition, based on the proposed transaction structure, Overture management believed that the book value per share of the Overture pro forma of the transaction compared favorably to the book value per share multiples of the Company’s two closest publicly traded peers: Greenlight Re (“Greenlight”) and Enstar Group (“Enstar”). Both Enstar and Greenlight, while more active in P&C reinsurance, predominantly rely on a business model of acquiring blocks of policies from cedants, rather than underwriting new flows of policies from cedants which forms the primary revenue source of larger cap reinsurers. Management believes that as a result of the similarity of its business model to that of Enstar and Greenlight, that it will more closely follow the book value multiples of Enstar, and Greenlight, rather than its large cap competitors. Given the range of 1.38-1.41 price to book value of its closest competitors, management believed that its pro forma price to book value would compare favorably to its competitors.
In addition, to gain an independent viewpoint of the valuation, Overture engaged Houlihan Smith to conduct an analysis of the Company, and perform additional due diligence to arrive at their own conclusion with respect to the valuation of the Company, and the fairness of consideration being paid. Houlihan Smith employed similar methods of analysis, although used a larger group of publicly traded reinsurance and insurance companies in their own analysis. Notwithstanding their own methodology, the conclusion that both management and Houlihan Smith reached, independent of each other’s efforts was the same.
62.	If the Company’s board of directors made an assessment as to whether the Transaction and the consideration to be paid were fair, from a financial point of view, to the shareholders of the Company, please make this clear. As written, your disclosure only states that the board concluded that the Transaction and consideration to be paid were fair to the Company.
We have revised Amendment No. 1 (pages 87-90) to clarify that the board of directors made an assessment as to whether the Transaction and the consideration to be paid were fair, from a financial point of view, to the shareholders of the Company.
63.	Please clarify any differences between the materials you prepared and/or reviewed in connection with your due diligence review and those prepared by your fairness advisor in connection with its opinion. Please specify the extent to which your respective analyses and the processes by which you determined this transaction to be fair differed from each other.
We incorporate here the response to question 61.

Opinion of Houlihan Smith & Company, Inc., Financial Advisor to Overture, page 102
General
64.	Please supplementally provide us with copies of any materials prepared by Houlihan Smith in connection with its opinion including among other things, any “board books,” draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.
We have attached hereto Exhibit 99.1, in response to the Staff’s comment.
65.	Please disclose any instructions given to Houlihan Smith in connection with its opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and no such limitations were imposed.
Houlihan Smith received no specific instructions nor any scope limitations from the Board of Directors.
66.	Please delete the language in this disclosure that suggests that the fairness opinion is for the use and benefit of your board of directors and does not constitute a. recommendation to shareholders. This statement could be interpreted as a disclaimer to your shareholders’ ability to rely on this opinion and is therefore inappropriate. We believe that direct and indirect disclaimers regarding shareholders’ right to rely on a fairness opinion that the advisor has furnished to the board are inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective. Alternatively, you may disclose that Houlihan Smith has consented to the shareholders’ use of the opinion or the Company may add an explanation that clarifies:
•	the basis for the advisor’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

•	whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•	that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.
Amendment No. 1 on pages 108 and 109 has been revised to incorporate the requested changes and provide the requested disclosure.

Comparable Company Analysis, page 105
67.	Please change “$28,042.8 million” in this discussion of comparative market capitalization values to state approximately $2.8 billion. Similarly, please change “$1,533.9 million” in this discussion of comparative earnings to state approximately $1.5 billion.
Amendment No. 1 on page 111 has been revised to incorporate the requested changes and provide the requested disclosure.
68.	Given the extremely large variance in market capitalization of the companies selected by Houlihan Smith, please provide the median and the mean market capitalization of the companies selected. In addition, please clarify how Houlihan Smith determined that these eighteen public companies, with market capitalizations seemingly far in excess of the $120 million consideration being given for the acquisition of JNL Bermuda, were the most comparable. Please also disclose the extent to which Houlihan Smith factored this disparity into its decision to include these eighteen companies.
Amendment No. 1 on page 111 has been revised to incorporate the requested changes and provide the requested disclosure.
69.	We note that the Houlihan Smith used JNL Bermuda’s projected book value and year two earnings in its valuation calculations. Please revise your description to disclose the specific projections used and explain the basis for these projections.
Amendment No. 1 on pages 112 to 113] has been revised to incorporate the requested changes and provide the requested disclosure.
Comparable Transaction Analysis, page 106
70.	Please clarify whether your “Implied Enterprise Value” column is actually meant to reflect dollar values as millions, and not thousands, and revise as necessary.
Amendment No. 1 on page 112 has been revised to incorporate the requested changes and provide the requested disclosure.
71.	Please disclose the nature of the three transactions deemed to be comparable to the acquisition of JNL Bermuda.
Amendment No. 1 on page 112 has been revised to incorporate the requested changes and provide the requested disclosure.

Discounted Cash Flow Analysis, page 107
72.	Please revise your disclosure to define the terms “build-up method,” “terminal earnings multiple” and “cost of equity.”
Amendment No. 1 on page 113 has been revised to incorporate the requested changes and provide the requested disclosure.
73.	Please explain how Houlihan Smith derived the company-specific premium that it included in its analysis.
Amendment No. 1 on page 113 has been revised to incorporate the requested changes and provide the requested disclosure.
74.	Please explain the significance of a discount rate and its relationship to the cost of equity.
Amendment No. 1 on page 113 has been revised to incorporate the requested changes and provide the requested disclosure.
Material Tax Consequences of the Transaction to the Company’s Securityholders, page 108
75.	We note your statement on page 90 that the Transaction has been structured as a tax-free reorganization. In your discussion of the material tax consequences of the Transaction, please confirm that the Transaction will be tax-free to the Company, Overture Re, Overture Re Holdings Ltd, and their affiliates and that there will be no tax effects to the Company’s shareholders arising from the Transaction.
We have revised Amendment No. 1 (page 95) to provide the requested disclosure, to confirm that the Transaction will be a tax-free reorganization to the Company, Overture Re, Overture Re Holdings Ltd. and their affiliates and that there will be no tax effects to the Company’s shareholders arising from the Transaction.
Anticipated Accounting Treatment, page 117
76.	Please tell us your basis for including the terms “forward acquisition” and “amalgamated” in your disclosure.
     The term “amalgamated” is a term for “merger” under Bermuda law. In addition, the term “forward acquisition” indicates which merged entity is the surviving entity upon the consummation of the Transaction, in this case, Overture Re.

Unaudited pro forma combined financial statements, page 120
77.	Please revise your pro forma financial statements based on the comments related to the Carve-Out financial statements of JNL, as applicable.
          To the extent there were any changes made in the Carve-Out financial statements of JNL, we have reflected them in the pro forma financial statements.
78.	General and administrative expenses in your pro forma financial statements include incremental operating costs related to JNL and various transaction related expenses. In your carve-out financial statements you allocated general and administrative expenses. Please disclose the assumed amount of administration expenses allocated to the annuity Block of JNL in your pro forma financial statements or disclose why the allocated historical expenses will not be incurred after the proposed transaction is completed. Please also disclose the factors that contribute to material changes in the carve-out and pro forma general and administrative expenses.
We have revised the pro forma financial statements to provide the requested disclosure.
General and administrative expenses in the pro forma financial statements for Overture reflect the General and Administrative expenses estimated to be incurred by Overture on an ongoing basis as a result of the formation of Overture Re and its ongoing business obligations. These expenses would include Overture Re Bermuda-based operations, legal and compliance costs, and personnel. These costs would be independent of the size of any redemption of Overture shares as part of this transaction.
We have adjusted our estimates for these expenses which will be reflected in the proxy in the Unaudited Pro Forma Combined Statement of Operations as follows:

	9/30/2009	12/31/2008
General and Administrative (Pro Forma):	$4,024	$5,365
The assumed amount of administrative expense to be incurred by Overture to administer the block of annuities going forward is captured in the expense line “Administrative and marketing allowance, which is $1,649 thousand and $2,286 thousand for the Statement of Operations for 9/30/09 and 12/31/08, respectively. This expense is governed by the Administration Allowance section of the reinsurance agreement with JNL which includes an annual per policy charge paid by Overture to JNL of $35 for fixed annuities and $70 for variable annuities.
Various transaction related expenses are not included in the General and Administrative expenses of Overture, and Note T will be properly adjusted to reflect this. Transaction-related expenses are already reflected in the adjustment to retained earnings to the Pro Forma Combined Balance Sheet for September 30, 2009 as detailed in Note J.

79.	Please disclose the change in the fair value of the embedded derivative and the related assumptions or tell us and quantify why you assume that any change in the fair value of the embedded derivative would not be material or meaningful.
As discussed in the S-4 section “Critical Accounting Policies for the Company Going Forward,” sub-section “Valuation of Embedded Derivatives,” p. 162, on a prospective basis Overture Re’s modified coinsurance receivable or funds withheld at interest balances, associated with its reinsurance of annuity contracts, will be subject to the provisions of FAS 133 and Issue B36. Based upon the anticipated terms of these types of reinsurance treaties, management believes the embedded derivative feature in each of these reinsurance treaties will be similar to a total return swap on the assets held by the ceding companies. The valuation of the Issue B36 embedded derivative is sensitive to several factors but primarily to the credit spread environment. Other factors include the level of interest rates and the expected duration of the reinsurance arrangement.
The execution of the modified-coinsurance reinsurance treaty between Overture Re and JNL will lead to the initial calculation of the B 36 embedded derivative asset. Because — at inception — the market value of assets will equal the book value of assets in trust which in turn will be equal to the policy and contract reserves reinsured, the initial value of the embedded derivative will be equal to zero. Therefore, we believe an inclusion of the historical change in the fair value of the pro forma B 36 embedded derivative in the Unaudited Pro Forma Statements of Operations for Year to Date September 30, 2009 and Year Ended December 31, 2008 would not be meaningful. Additionally, the specific underlying portfolio of assets that will back the funds withheld at interest has not yet been identified at this stage in the process from the larger general accounts portfolio. Any embedded derivative valuations would need to be based on assumptions drawn from the overall pooled portfolio. Finally, a B36 embedded derivative asset has not been an historical factor for the JNL carve-out financials of the annuity block (given the absence of any relevant reinsurance treaty) making an historical discussion of such less meaningful.
A discussion of the B36 embedded derivative relative to the Unaudited Pro Forma Balance Sheet for September 30, 2009 would not be material as the valuation of the Embedded Derivative at September 30, 2009 (at the assumed reinsurance treaty inception) would be equal to zero.
On a going forward basis for Overture Re, the initial valuation of the embedded derivative will be based upon the factors discussed above and management’s estimates of them on a going forward basis. As these estimates change in light of the current market environment and updated estimates, the fair value of the embedded derivative will be adjusted.

The Repurchase Amendment Proposal, page 131
80.	In the last sentence of the “Overview” paragraph, we note your statement that if the Business Combination Proposal is not approved, the Name Change Proposal will not be effected. Reference to the Name Change Proposal in this section appears to be an error. Please revise accordingly or advise.
We acknowledge the Staff’s comment and have revised Amendment No. 1 (page 138) to eliminate the error.
81.	We note the disclosure throughout this document that the Company or the Company’s Founders, JNF, JNF’s directors and officers and/or their respective affiliates may negotiate arrangements to purchase Public Shares from institutional or other investors, or execute agreements to purchase such share from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such shares in favor of the Business Combination Proposal. Please revise to clarify how these prospective sellers of Public Shares will be targeted and clarify whether shareholders who have already submitted negative votes via proxy or those who have made their redemption demands may be selected.
We have revised Amendment No. 1 (page 137) to provide the following disclosure:
The Institutional Holders of Public Shares which are known by the Company and its advisors to have acquired shares in other SPACs and that have agreed to sell their securities in those other issuers will be the first holders to be approached to determine their interests in remaining as holders and supporting the proposed transaction. If additional holders are required, the Company will further review the stockholder list based upon the size of each holder’s position. Additionally, the Company will monitor the votes against the proposed business combination and which also indicate that they are going to cause their Public Shares to be delivered for Redemption. The Company will seek to enter into forward contracts with sufficient holders of those Public Shares, based upon size of holdings and willingness to enter into forward contracts, to keep the overall amount below 30%.
82.	Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.
We have revised Amendment No. 1 (page 137) to provide the following disclosure.
Shareholders who vote in favor of the Transaction and remain shareholders of the Company will not receive the same incentives that the sellers of Public Shares will.
83.	Please disclose in this section how you will notify all other shareholders of any such arrangements.
We have revised Amendment No. 1 (page 137) to provide the following disclosure:

The Company will file a Current Report on Form 8-K to disclose the consummation of any such agreements.
84.	Please revise to clarify if there is any limitation on the per share price you or your affiliates would offer to pay in the side arrangements to purchase Public Shares. If you will offer a price greater than the redemption price, please state so. If you disclose that the hard limit on the side purchase price is the per share redemption price, please revise to discuss why shareholders would enter into such arrangements unless the price offered is greater than the per share redemption price.
We have revised Amendment No. 1 (page 137) to provide the following disclosure.
The per share purchase price with respect to such side arrangements will not be limited to the per share redemption price.
85.	Similarly, explain how the payment of consideration to only certain shareholders so that they purchase Public Shares or vote in favor of the Business Combination Proposal, would be fair to and in the best interests of all shareholders, including those who will not be offered or receive any such consideration. In the alternative, make clear that such arrangements clearly would not be fair to and in the best interests of those shareholders not receiving such consideration. Provide corresponding risk factors disclosure, as appropriate.
We have revised Amendment No. 1 (pages 137) to provide the following disclosure.
Such arrangements would not be fair to those shareholders that do not receive such consideration. However, to the extent that such purchases will be made to obtain a favorable vote with respect to the Transaction, the Company believes such arrangements to be in the shareholders best interest.
Business of Overture Re, page 190
86.	Your disclosure of the risks related to hedging activities on pages 51 through 53 strongly suggests that Overture Re intends to implement a hedging strategy. We note, for example, your statement on page 52 that hedging arrangements “will be crucial” to Overture Re’s success. If hedging is expected to be an integral part of Overture Re’s business strategy, then the discussion should address this aspect of its business, including a description of potential hedging strategies, programs and activities and the degree to which hedging is expected to impact Overture Re’s results of operations. In addition, if JNF Asset Management, LLC, which will manage a significant portion of the assets of Overture Re, engages in significant hedging activities and may do so with the assets it manages for Overture Re, this should be disclosed as well.
Hedging is not intended to be an integral part of Overture’s business strategy as it does not contemplate reinsuring any variable annuity guarantees requiring robust hedging programs. Accordingly the risk factors relating to hedging have been scaled back and revised as follows:
Risk Factor entitled “The Company’s hedging program may prove to be deficient or in need of alterations” has been changed to “Overture Re may develop a hedging program which may prove to be deficient or in need of alterations.”
The four risk factors following the risk factor cited above have been deleted.
References to hedging program in the risk factor entitled “Even if Overture Re’s hedging program and models are adequately designed, errors in data collection, dissemination and input as applied to the program and models could generate erroneous results and adversely affect Overture Re’s business” have been deleted.
87.	We note your statement that the executives of Overture Re Holdings Ltd., a newly formed holding company, have significant insurance industry experience. Please provide us with the basis for this statement, as it is unclear who these individuals are.
We have revised Amendment No. 1 (page 198) to provide the requested disclosure.
The executive slate of Overture Re Holdings will be the same as the executive slate at the Company, having David Smilow as its Executive Chairman, Mitchell Caplan as CEO, Michael Girouard as CFO and Brian Heaphy as General Counsel. These executives have significant financial industry experience and have combined for nearly 20 years experience in the insurance industry. See the section entitled “Directors and Management of the Company Following the Transaction” of the prospectus/proxy statement for more information.
88.	We note your statement on page 192 that Overture Re will contract on “an arm’s length basis” with both JNL and JNFAM. As both JNL and JNFAM will be affiliates of Overture Re, please explain what procedures you will have in place to ensure that the companies’ are able to transact business on an arm’s length basis.
We have revised Amendment No. 1 (page 200) to provide the following disclosure.
All aspects of the initial transaction pricing were done based on negotiations between the current management of the Company and JNF using third party analysis as a basis. For example the basis of negotiations for the ceding commission was based on actuarial analysis provided by a third party. Also, the ongoing administration expenses per policy being charged by JNL to the Company were compared against the Annuity Contract Expense Benchmarking study prepared be Deloitte in 2008, existing reinsurance treaties with Scottish Re and market comparables for outsourced policy administration services and were found to be in-line with pricing accepted in the industry. Sales and marketing expenses being shared by Overture for any future reinsurance of annuity products was based on policy economics and JNL’s current acquisition cost per policy data and also found to be in-line with pricing acceptable in the industry. Additionally the charges for ongoing investment management expense were compared to similar providers in the industry and found to be competitive.
On a going forward basis Overture will ensure that any material amendments to the ongoing contract arrangements between the Company and JNF and any of its affiliates, along with any new arrangements that each of the parties may enter into are approved by independent members of the Company’s board of directors and considered by such members to be comparable to similar transactions done on an arms-length basis with third parties.
Beneficial Ownership of the Company’s Securities, page 207
89.	Please identify the individual or individuals who have voting and/or investment power over QVT Financial LP, and who therefore may be deemed to be the beneficial owner or owners of 1,609,250 of your Ordinary Shares.
We have revised Amendment No. 1 (page 216) to provide the requested disclosure regarding the beneficial ownership of 1,609,250 Ordinary Shares held by QVT Financial LP. Please be advised that our conclusion regarding beneficial ownership is based solely on (i) our review of the Schedule 13G filed by QVT Financial LP on October 14, 2008, (ii) the assumption that the information provided in such Schedule 13G is true and complete and (iii) the assumption that as managing member and signatory to such Schedule 13G, Mr. Gold, and not anyone else, has investment and/or voting power over the securities.
90.	Please identify the individual or individuals who have voting and/or investment power over Hartz Capital Investments, LLC and Hartz Capital, Inc., and who therefore may be deemed to have voting control and investment discretion over l,447,367 of your Ordinary Shares.
We have revised Amendment No. 1 (page 217) to provide the requested disclosure regarding the beneficial ownership of 1,447,367 Ordinary Shares held by Hartz Capital Investments, LLC and Hartz Capital Inc. Please be advised that our conclusion that Mr. Ronald Bangs has investment and/or voting power is based solely on (i) our review of that certain Schedule 13G filing on July 11, 2008, (ii) the assumption that the information provided in such Schedule 13G is true and complete and (iii) the assumption that as Chief Operations Officer and signatory to such Schedule 13G, he, and not anyone else, has investment and/or voting power over the securities.
91.	Please identify the individual or individuals who have voting and/or investment power over Arrowgrass Capital Services (US) Inc.
We have revised Amendment No. 1 (page 217) to provide the requested disclosure regarding the beneficial ownership over Arrowgrass Capital Services (US) Inc. Please be advised that our conclusion that Mr. Flynn has investment and/or voting power is based solely on (i) our review of that certain Schedule 13G filed on November 12, 2009, (ii) the assumption that the information provided in such Schedule 13G is true and complete and (iii) the assumption that as director of Arrowgrass and signatory to such Schedule 13G, Mr. Flynn, and not anyone else, has investment and/or voting power over the securities.
Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life Insurance Company at December 31, 2008
Carve-out Balance Sheets, page F-25
92.	You assumed that all the JNL block of business was financed with equity. Please tell us the factors that you considered in assuming that a capital structure comprised of 100% equity financing is appropriate. Please also tell us how the assumed 100% equity financing compares with your insurance peer group and the representative sample of companies used to determine your valuation.
According to Staff Accounting Bulletin (SAB) Topic 1 B4 states “The staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business, including interest costs. Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books.”
JNL considered SAB Topic 1B and 5J to determine that JNL block of business was financed with 100% equity. Topic 5J addresses debt that the parent incurred in connection with the acquisition of the subsidiary. It requires that such parent debt and interest expense be reflected in the separate financial statements of a lesser component to the extent the subsidiary (1) has assumed or plans to assume the debt directly, (2) will use the proceeds of the offering to retire the debt, or (3) has pledged its assets as collateral or guaranteed the debt. Topic 1B addresses other debt that specifically relates to the operations of a subsidiary and henceforth will be recorded on the subsidiary books. It requires the subsidiary to include an interest charge on that debt in its financial statements. Although Topic 1B is silent regarding the treatment of that debt on the subsidiary’s balance sheet, the staff believes that such debt should be reflected on the subsidiary’s balance sheet.
As of December 31, 2008 and 2007, Jefferson National Financial Corp. (“JNFC”), the parent company of JNL had $4.6 million and $-0- of general corporate debt obligations. The interest expense associated with this debt obligation was $0, $30,708 and $0, for the years ended December 31, 2009, 2008 and 2007, respectively. This debt matures in March 2028 and requires annual principal payments of $230,000 plus interest at floating rate of 3 month LIBOR minus 2.5% until March 2010. The floating rate will be adjusted to 3 month LIBOR from March 2010 to April 2012 and will be 3 month LIBOR plus 2.5% for the remaining term until maturity. This debt is collateralized by a mirror note from JNFC Employee Stock Ownership (ESOP) Plan.

Since, the amounts noted above were considered immaterial to the overall JNL carve-out financial statements and JNL has no plans to assume the debt directly; has not pledged its assets as collateral and has no plans to retire the debt using the proceeds from this transaction, the management concluded that it was appropriate to assume that JNL block of business was financed with equity. As such, the carve-out financial statements do not reflect any outstanding debt or related interest expense for the periods presented. Also, due to specific facts noted above, the management did not deem it necessary to compare the company’s carve-out presentation with our insurance peer group as it pertains to this issue.
Carve-out Statements of Operations, page F-26
93.	Please disclose transactions with related parties on the face of your statements of operations. Refer to Rule 4-08(k) of Regulation S-X.
Please see note 2(k) and 2(l) of the audited carve-out financia statements on page F-26 and F-43. The nature of related party transaction has been described and appropriate references have been made in the statement of operations.
94.	Please tell us the factors that you considered in not allocating interest expense to the historical financial statements.
Please see response to comment 92 above.
Carve-out Statements of Cash Flows, page F-28
95.	Please tell us the factors considered in assuming that you do not have any investing or financing activities. Please also tell us how you classified the following transactions in your statements of cash flows:
•	Deposits and withdrawals to policyholders’ accounts;

•	Block equity;

•	Due from JNL;

•	Advances or intercompany financing or borrowings; and

•	Any non-cash investing or financing transactions.
Please see page F-6 and F-19 for revisions to investing and financing activities:
•	Deposits and withdrawals to policyholder accounts are now appropriately reflected in financing activities.

•	Block Equity — The only change in Block equity during the periods presented is due to the net income, accordingly, there were no transactions reflected in financing activities section of the statements of cash flows

•	Due from JNL — Due from JNL included two components (1) Investments held by JNL to support the policy reserves of JNL Carve-out Block and (2) cash related activity of JNL Carve-out Block comingled in the general operating accounts of JNL. The investments held by JNL cannot be specifically allocated to the Carve-out Block as the individual investments supporting the reserves cannot be specifically identified. The investment related activity included in Due from JNL is now reported as an investing activity. The originally submitted financial statements included such activity in operating activities. Cash balances pertaining to the JNL Carve-out Block are co-mingled in JNL’s operating cash accounts. Therefore all cash related operating activities of JNL Carve-out Block were included in a Due from JNL. We have revised the statement of cash flows to reclassify cash activity pertaining to the JNL Carve-out Block.

•	Advances or intercompany financing — There are not intercompany financings or borrowings other than amounts due from JNL as mentioned above.

•	Any non-cash investing or financing transaction — There are no non-cash investing or financing transactions.
96.	Please disclose the end of year cash balances and the net change in cash and cash equivalents or tell us why you assume that the JNL block of business does not generate changes in net cash used in operating activities or net changes in cash and cash equivalents.
Please see response to comment 95 above with respect to net cash used in operating activities. The response for assumptions related to end of year cash balances and why JNL block of business does not generate change in cash and cash equivalents is further explained in response to comment 95.
Notes to Carve-Out Financial Statements
General
97.	Please disclose your commitments and contingencies or tell us why such disclosures are not required. At a minimum, it appears that you should discuss the possibility that you will be required to pay claims on the business ceded to Scottish Re U.S.
Please refer to revised carve-out balance sheet on page F-25 and F-42 which now makes reference to commitments and contingencies and the applicable footnotes. We have also updated the footnote wording in Note 4 of the carve-out financial statements on page F-40 and F-56 to indicate the current credit rating of Scottish Re. In addition, a general contingency footnote (8 on page F-38) has also been added to the carve-out financial statements, and is as follows:
8. Commitments and Contingencies
Various lawsuits against the Company may arise in the ordinary course of the Company’s business, some of which the Company may be indemnified for under certain agreements.

Contingent liabilities arising from ordinary course litigation, income taxes and other matters are not expected to be material in relation the carve-out financial statements.
As discussed in Note 4, changes in the status of SRUS’s financial condition in the future could have a material adverse impact on JNL’s financial condition. As of December 31, 2008, the Block’s receivable from SRUS related to this exposure is approximately $56,000. JNL continues to evaluate the financial condition of SRUS with respect to JNL’s existing exposure. SRUS continues to perform under its contractual obligations to JNL. However, it cannot predict what changes in the status of SRUS’s financial condition may have on its ability to take the reserve credit for the business of SRUS in the future.
2. Summary of Significant Accounting Policies
98.	Please disclose historical intercompany borrowings or advances related to the JNL block of business to provide users with insight of the financial resources utilized by the carve-out in conducting its operations. Please refer to SAB Topic 1B.
The Company considered the following guidance from SAB Topic 1B regarding intercompany advances:
Question 4: Should the historical income statements reflect a charge for interest on intercompany debt if no such charge had been previously provided?
Interpretive Response: The staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business, including interest costs. Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books. In any case, financing arrangements with the parent must be discussed in a note to the financial statements. In this connection, the staff has taken the position that, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts has taken the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.

Please refer to the revised footnote 2(c) on page F-47 which includes the following table showing various components of Due from JNL as of December 31, 2008 and 2007
The various components of amounts included in Due from JNL consist of the following:

	December 31,
	2008	2007

Cash and investments backing policy & contract reserves	$399,791	$399,379
Cumulative pre-tax income net of amortization of VOBA and DAC	11,123	10,989
Current taxes	—	(1,100)

	$410,914	$409,268

The activity in Due from JNL is as follows:

	December 31,
	2008	2007	2006
Balance beginning of year	$409,268	$442,800	$481,228
Deposits to policy holder accounts	35,035)	9,438	11,790
Withdrawals of policy holder accounts	(50,195)	(64,761)	(72,514)
Investment income	16,390	22,170	22,351
Fee income	8,511	9,885	8,784
Surrender charges	614	1,177	1,734
Commissions expenses	(1,456)	(2,003)	(1,842)
General & administrative expenses	(8,353)	(8,338)	(8,731)
Current taxes	1,100	(1,100)	—
Balance end of year	$410,914	$409,268	$442,800

(a) Basis of presentation
99.	You disclose that “The Block” is an integrated business of JNL that operates as a single business and is not a stand alone entity. Please revise to clarify whether or not the carve-out financial statements represent substantially all of JNL’s key operating assets and provide us the analysis that supports your presentation and disclosure.
Pursuant to Section 2065 of the Manual, because the Overture is acquiring less than substantially all of the assets of JNL, the Company believes it is appropriate and the most informative presentation to present “carve-out” audited financial statements with respect to the acquired component of JNL’s business, excluding the continuing operations retained by JNL. Below is an overview and comparison of JNL total assets and liabilities with the carve-out assets and liabilities as of September 30, 2009:

		Carve-out
(amounts in thousands)	Entire JNL	JNL

Cash and invested assets / Due from JNL	$502,792	$401,668	(a)
Deferred Acquisition Cost and Value of Business Acquired	37,086	24,062	(b)
Reinsurance receivable	442,844	52,961	(b)
Other assets	7,252	4,121	(b)
Separate account asset	1,023,925	839,401	(b)
Total assets	$2,013,899	$1,322,213
Policy and contract reserves	867,765	438,147	(c)
Other liabilities	61,788
Separate account liabilities	1,023,925	839,401	(b)
Total liabilities and equity	$2,013,899	$1,322,213

a)	The break-out of Due from JNL which includes invested assets and other receivable is presented on page F-30. The invested asset portion of the carve-out balance ($410,914 at December 31, 2008) represents co-mingled assets held by JNL to support the fixed annuity policy and contract reserves subject to reinsurance. The difference between Entire JNL and Carve-out JNL as presented above represents general operating assets and assets related to other lines of business not included in the carve-out financial statements.

b)	Although these balances are reflected in the carve-out financial statements as they pertain to the Block of business subject to reinsurance agreement with Overture, they are excluded from proforma combined financial statements as they will not carry-over to Overture.

c)	Carve-out JNL balance reflects liabilities to policyholders for fixed annuities block subject to reinsurance, while Entire JNL amount includes other business lines as well.

As set forth in Section 2065.2 of the Manual, in circumstances where a registrant does not acquire or succeed to substantially all of the assets and liabilities of another entity, audited financial statements should be presented for the acquired component business, excluding the continuing operations retained by the larger entity. As set forth above, Overture will not acquire substantially all of the assets and liabilities of JNL in the Business Combination. In addition, JNL’s financial statements include material assets and liabilities which are not a part of this transaction. If the Company presented JNL’s financials in their entirety, a majority of JNL’s assets and liabilities would be removed in the pro forma financial statements. Accordingly, the Company believes carve-out financial statements would be more meaningful to investors.
Further, as set forth in Section 2065.3 of the Manual, “carve-out” financial statements may be appropriate when the acquired business represents a discrete activity of the selling entity for which assets and liabilities are specifically identifiable to the acquired business, such as debt and indirect expenses not directly involved in the revenue producing activity. The Company believes that discrete financial information exists for the acquired reinsurance block which is specifically identifiable. Policy and contract reserves attributable to the Block relate to specifically identifiable policies. The total investments held by JNL as it pertains to the fixed annuity block can be easily segregated based on the total account value of the annuitants, which is also the policy and contract reserve at the balance sheet date. In addition, the cost associated with producing, underwriting, selling, and servicing these in force policies can also be reasonably estimated.
We had an informal preclearance conference call with SEC on November 25, 2009 to present the Company’s position that the proposed reinsurance transaction met the definition of business requiring historical audited financial statements in a proxy or registration statement. We also discussed the Company’s position that carve-out historical financial statements would be a more meaningful presentation to investors as Overture Re would be acquiring less than substantially all of the assets and liabilities of JNL. We furnished the SEC with exhibits that presented the preliminary assets, liabilities, revenues and expenses to be included in the proposed reinsurance transaction and the percentage of those amounts to JNL as a whole. The SEC staff participating on the call were Stephanie Hunsaker and Craig Ullinger. They agreed with the Company’s position that the reinsurance transaction constituted a business and that carve-out financial statements would be a more meaningful presentation. They indicated that they would document their discussions and informal conclusions in a memo that would be available to the SEC staff reviewing the filing.
100.	You state that the carve-out financial statements of the Block reflect the assets, liabilities, revenues and expenses directly attributable to the Block as well as allocations deemed reasonable by management. Please revise to clarify that the acquired business represents a discrete activity of JNL for which assets and liabilities were specifically identifiable.

Please also tell us why your inability to separate the Block’s invested assets from the assets held by JNL did not preclude you from presenting carve-out financial statements.
Section 2065.3 of the SEC Division of Corporation Finance Financial Reporting Manual states that “Carve-out “ financial statements may be appropriate when the acquired business represents a discrete activity of the selling entity for which assets and liabilities are specifically identifiable and a reasonable basis exists to allocate items that are not specifically identifiable and a reasonable basis exists to allocate items that are not specifically identifiable and a reasonable basis exists to allocate items that are not specifically identifiable to the acquired business, such as debt and indirect expenses not directly involved in the revenue producing activity”.
This Block represents a discrete activity of JNL for which assets and liabilities were specifically identifiable. Policy and contract reserves attributable to the Block relate to specifically identifiable policies. The total investments held by JNL as it pertains to the fixed annuity block can be easily segregated based on the total account value of the annuitants, which is also the policy and contract reserve at the balance sheet date. Since (a) JNL did not historically maintain these investments, attributable to the fixed annuity policies, separately from other general account assets of the company; and (b) the value of these assets can be easily determined based on account value of the annuitants; the Company believes it is proper to reflect these assets as Due from JNL in the carve-out balance sheet. The proposed transaction between JNL and Overture is a reinsurance transaction on a modified coinsurance basis. After the transaction is consummated, JNL will transfer cash and investments equal to annuitant’s policy and contract reserves to a segregated trust account. The trustee of the trust account will have custody of the assets in this investment account and the assets and the account will be held by the trustee for the sole use and benefit of JNL, which under the related trust agreement will be able to apply such assets (and substitutions therefor) to reinsurance related obligations of Overture Re to JNL as the assets and trust account will serve as collateral for policyholder liabilities to be assumed by Overture Re. We believe that the historical changes in fair value of JNL’s overall investment portfolio may not be particularly meaningful since the trust account will initially equal policy and contract reserves. The historical changes in fair value of JNL’s investments and the risks associated with it remains with JNL and will not be transferred to Overture as a result of this transaction. After the trust account is established, the terms of the reinsurance agreement will govern the composition and management of the new investment portfolio.
We have updated the disclosures on page F-29 to correctly reflect the above view point, as follows:
The Block represents a discrete activity of JNL for which assets and liabilities were specifically identifiable. Policy and contract reserves attributable to the Block relate to specifically identifiable policies. The total investments held by JNL as it pertains to the fixed annuity block are segregated based on the total account value of the annuitants, which is also the policy and contract reserve at the balance sheet date. Since, (a) JNL did not historically maintain these investments, attributable to the fixed annuity policies, separately from other general account assets of the company; and (b) the value of these assets can be easily determined based on account value of the annuitants; the Company has reflected these assets as Due from JNL in the carve-out balance sheet.
101.	You state that the financial information presented in these financial statements may not necessarily reflect the financial position, results of operations, changes in Block equity and cash flows of the Block in the future or what they would have been had the Block been a separate, stand alone entity during the periods presented. Please disclose your estimate of the expenses that would have been incurred if the Block had operated as an unaffiliated entity for all periods presented and revise your MD&A disclosures as appropriate.
The above mentioned disclosure acts as a general notice to the financial statement reader that the historical carve-out financial statements includes management’s judgment and estimates and assumes that the Block was a separate standalone company for the periods presented. It also alerts the reader that there may be a slight possibility that if it were managed as a separate stand-alone entity, the historical results may have been different. The expenses reflected in the carve-out financial statements reflects management’s best judgment and estimates of expenses that would have been incurred if the Block had operated as unaffiliated entity for the periods presented. These historical expenses include corporate overhead as well as expenses directly attributable to the operations of the Block. We have revised the disclosure in note 2(a) on page F-29 to indicate that “The expenses reflected in the carve-out financial statements reflects management’s best judgment and estimates of expenses that would have been incurred if the Block had operated as unaffiliated entity for the periods presented”.
102.	Tell us whether or not the carve-out financial statements reflect all of the assets and liabilities of the acquired business even if they were not acquired or assumed as part of the acquisition and revise your disclosures as appropriate.
The carve-out financial statements reflect all the assets and liabilities of the acquired business even if they were not assumed or acquired as a part of this transaction. Please see the revised disclosure in note 2(a) on page F-46.
(c) Receivable from JNL, page F-29
103.	Please reference the authoritative literature you relied upon to support your accounting and financial statement presentation of the investment assets held by JNL, including your disclosure that the changes in fair value of investments held by JNL are not reflected in the carve-out financial statements. Please also separately identify the specific investment assets supporting the policy liabilities of the block to be acquired or tell us why it is not possible to identify the specific assets along with the changes in the fair value of these investments.
As discussed above, this Block represents a discrete activity of JNL for which assets and liabilities were specifically identifiable. Policy and contract reserves attributable to the Block relate to specifically identifiable policies. The total investments held by JNL as it pertains to the fixed annuity block can be easily segregated based on the total account value of the annuitants, which is also the policy and contract reserve at the balance sheet date. Since, (a) JNL did not historically maintain these investments, attributable to the fixed annuity policies, separately from other general account assets of the company; and (b) the value of these assets can be easily determined based on account value of the annuitants; the Company believes it is proper to reflect these assets as Due from JNL in the carve-out balance sheet. The proposed transaction between JNL and Overture is a reinsurance transaction on modified coinsurance basis. It is also important to note that after the transaction is consummated, JNL will transfer cash and investments equal to annuitant’s policy and contract reserves to a segregated trust account and the Due from JNL account balance will essentially be reflected as Funds Withheld on Overture’s balance sheet. The trustee of the trust account will have custody of the assets in this investment account and the assets and the account will be held by the trustee for the sole use and benefit of JNL, which under the related trust agreement will be able to apply such assets (and substitutions therefor) to reinsurance related obligations of Overture Re to JNL as the assets and trust account will serve as collateral for policyholder liabilities to be assumed by Overture Re. Because of the fact that the investments are managed as a single pool; are comingled with the general account assets of JNL; and the investments will still be reflected on JNL’s balance sheet after due to is custodial nature, the Company strongly believes that this treatment is appropriate. The SEC staff verbally communicated in our pre-filing conference call on November 25, 2009 that this type of transaction is very infrequent and unusual. There is no specific accounting literature that addresses the uniqueness of this transaction other than it is impractical to determine and reflect the actual investment balance and the associated changes in fair value in the carve-out financial statements.
(d) Deferred Policy Acquisition Costs, page F-30
104.	Please disclose the nature of the other sales related operating costs that relate to and vary with the production of new business.
Please see the revised disclosure on page F-30 and F-46 and as follows:
“These costs consist primarily of ~~include~~ certain commissions, ~~costs of policy issuance~~ and ~~other sales~~ related ~~operating~~ costs.”
The carve-out block does not defer any salary or other costs, only commissions.
4. Reinsurance
105.	Please disclose the credit ratings of Scottish Re and what the credit ratings indicate given your disclosure that if you are unable to take the reserve credit for the business ceded to Scottish Re it could have a material adverse impact on your financial position.

Please see the revised disclosure in note 4 on page F-37 and F-54, and a risk factor added to page 58 of the prospectus / proxy statement, and as follows:
A.M. Best continues to rate SRUS “E” (Under Regulatory Supervision).
All other rating agencies have withdrawn their ratings at the request of Scottish Re. We believe that our current disclosure reflects what the ratings and other factors indicate about Scottish Re.
6. Fair Value
(a) Fair Value measurements, page F-37
106.	Please revise your presentation in the fair value hierarchy table to present your separate account assets and separate account liabilities on separate lines. Please also disclose the valuation methodologies used to value the assets and liabilities.
Please see the revised disclosure in note 6(a) on page F-37, as follows:
Separate account assets and liabilities are valued using the net asset value of the respective underlying portfolios at the end of each New York Stock Exchange business day, as determined by the respective fund manager.
(b) Financial Instruments, at Fair Value, page F-38
107.	Please disclose the valuation methodologies used to establish your policy and contract reserves.
Please see the revised disclosure in note 6(b) on page F-55, and as follows:
Policy and Contract Reserves
The fair value of policy and contract reserves is stated at their cash surrender value. These contracts are issued with variable interest rates that are periodically adjusted based on changes in underlying economic conditions.
108.	You state that the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. Please revise your disclosures in the critical accounting section of the MD&A to clarify which assumption changes could materially impact your estimates. Please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying your critical accounting estimate over time. This analysis should highlight the reasonably likely changes in the assumptions that are deemed critical and the corresponding impact on your financial position and results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

Please see the revised disclosure on page F-38. The statement “the use of different assumptions...” has been removed as it pertained to JNL historical but not to the carve-out block.
7 — Risk-Based Capital page F-38
109.	Please disclose your risk-based capital requirements and your risk-based capital at December 31, 2007 and 2008.
Please see the revised disclosure on page F-38 and as follows:
At December 31, 2008 and 2007, JNL’s capital and surplus was 328% and 690%, respectively, of its calculated authorized control level risk based capital.
Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life insurance Company at September 30, 2009
110.	Please revise your interim financial statements based on the preceding audited financial statement comments, as applicable.
All changes made to audited carve-out financial statements have also been made to the interim carve-out financial statements for the period ended September 30, 2009.
8. Subsequent Events, page F-53
111.	You state that you evaluated subsequent events through December 6, 2009, the issuance date of your financial statements. We note that the date of the auditor’s report is December 8, 2009. We also note that the date of the master Agreement described in this footnote is December 9, 2009. Please revise your disclosures to clarify the date you evaluated your subsequent events.
The date in subsequent event footnote has been changed to December 9, 2009.
     We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq. or Sarah Williams, Esq., each at (212) 370-1300.
Very truly yours,
/s/ Ellenoff Grossman & Schole LLP
Ellenoff Grossman & Schole LLP
cc: John F. W. Hunt
Marc J. Blazer